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EXHIBIT 99.19

Contact:          Jerry B. Hook, Ph.D.
                  President & CEO
                  Sparta Pharmaceuticals, Inc.
                  (215) 442-1700, ext. 205

FOR IMMEDIATE RELEASE

  Sparta Pharmaceuticals, Inc. Announces The Appointment of Dr. Martin Rose to
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                 Vice President, Clinical and Regulatory Affairs
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         Horsham, PA, September 18, 1997 -- Sparta Pharmaceuticals, Inc.
(Nasdaq: SPTA, SPTAU, SPTAW, SPTAZ and SPTAL) announced today that Dr. Martin Rose has joined the Company as Vice President, Clinical and Regulatory Affairs.

Dr. Jerry B. Hook, Sparta's President and Chief Executive Officer, commented, "Sparta's team is greatly enhanced with the addition of Dr. Rose as Vice President of Clinical and Regulatory Affairs. The multi-faceted background which he brings to the Company will be invaluable as our clinical trials progress."

Dr. Rose has broad and in-depth experience in the pharmaceutical industry, most recently as Vice President, Drug Development of Quintiles Worldwide Strategic Consulting. Previously, he was with Alpha 1 Biomedicals, Inc. where he was Senior Vice President, Clinical and Regulatory Affairs. Dr. Rose was also Senior Director, Government Affairs for Genentech, Inc. Prior to these positions, he was Group Leader for the Division of Cardio-Renal Drug Products in the Food and Drug Administration. Along with his professional experience, Dr. Rose has been associated with many trade and professional societies including: the American Society for Clinical Pharmacology and Therapeutics (for which he Chaired the Section on Clinical Pharmaceutical Development and Regulatory Affairs), the PMA User Fee Task Force, the Institute of Medicine Study on the Use of Advisory Committees by the FDA, the BIO Drug Regulatory Committee (he held the position of Chairman for three years) and several FDLI Annual Meeting Planning Committees.

Dr. Rose obtained his undergraduate degree as well as his MD from the University of California School of Medicine, San Francisco. He earned the degree of Juris Doctor from the University of California School of Law at Berkeley.

Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or targeting of previously tested, and in some cases marketed, anticancer agents. Sparta's foundation in cancer chemotherapy has been augmented by the addition of new technology in the rapidly expanding field of serine protease inhibitors. Serine protease inhibitors have wide applications in diverse fields such as inflammation, reperfusion injury and stroke.